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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               Netia Holdings S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Common Shares, nominal value 6.00 PLN per share,
                    represented by American Depositary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   64114B 10 4
                              --------------------
                                 (CUSIP Number)

                                 Stephen Distler
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 March 13, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [X]
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No. 64114B 10 4                    13D                  Page 2 of 26 Pages
---------------------                                         ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Equity Partners, L.P.                I.D.# 13-3986317
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,381,442
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,381,442
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,381,442
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.21%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 64114B 10 4                    13D                  Page 3 of 26 Pages
---------------------                                         ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Ventures International, L.P.               I.D.#   NA
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,461,842
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,461,842
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,461,842
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.51%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 64114B 10 4                    13D                  Page 4 of 26 Pages
---------------------                                         ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus & Co.                                I.D.# 13-6358475
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,923,685
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,923,685
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,923,685
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.03%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 64114B 10 4                    13D                  Page 5 of 26 Pages
---------------------                                         ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC                      I.D.# 13-3536050
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,923,685
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,923,685
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,923,685
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.03%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

     This Schedule 13D is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus Ventures International, L.P., a Bermuda limited partnership ("WPVI"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW" and, together with WPEP, WPVI and WP, the "Reporting Entities"). This Schedule 13D relates to the common shares, nominal value 6.00 PLN per share, of Netia Holdings S.A., a corporation organized in Poland (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the common shares of Netia Holdings S.A., nominal value 6.00 PLN per share. The holdings of Common Stock of WP and EMW in this Schedule 13D include certain shares of Common Stock which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEPI"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WPNEPII") and Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEPIII" and, together with WPNEPI, WPNEPII, WPVI and WPEP, the "Investors"). WP, EMW and the Investors are referred to herein as the "Group Members."

     The initial acquisition of the Common Stock by the Reporting Entities occurred in May, 1999 prior to the time the Company had securities registered under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act") and was therefore reported on Schedule 13G, filed on February 11, 2000.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is ul. Poleczki 13, 02-822 Warsaw, Poland.

Item 2. Identity and Background.

     (a) This statement is filed by the Reporting Entities. The Group Members are deemed to be a group within the meaning of Rule 13d-5. The sole general partner of each of the Investors is WP. EMW manages each of the Investors. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. The general partners of WP and the members of EMW are described in Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of each of the Investors is that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of each of the Investors, Warburg, Pincus Ventures, L.P., Warburg Pincus Investors, L.P. and Warburg, Pincus Capital Company, L.P. The principal business of EMW is acting as manager of each of the Investors, Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P. and Warburg, Pincus Capital Company, L.P.

     (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except for WPNEPI, WPNEPII, WPNEPIII, which are organized under the laws of The Netherlands, WPVI which is a Bermuda limited partnership, and except as otherwise indicated on

Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration:
------- --------------------------------------------------

     The total amount of funds required by the Investors to purchase the securities of the Company as described herein was US$57,178,211.75 and was furnished from the working capital of the Investors.


Item 4. Purpose of Transaction:
------- ----------------------

     The purchases by the Investors of the securities of the Company as described herein were effected because of the Reporting Entities' belief that the Company represents an attractive investment based on the Company's business prospects and strategy. Depending on prevailing market, economic and other conditions, the Reporting Entities may from time to time acquire additional shares of the Company or engage in discussions with the Company concerning further acquisitions of shares of the Company or further investments by them in the Company. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, and may decide at any time to increase or to decrease the size of their investment in the Company.

     Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.                       Interest in Securities of the Issuer:
------                        ------------------------------------
                               (a)  WPEP - 1,381,442 (5.21%)
                                       WPVI - 1,461,842 (5.51%)
                                       WP - 2,923,685   (11.03%)
                                       EMW - 2,923,685  (11.03%)

                               (b)  WPEP:
                                    ----
                                    Sole Voting Power - 0
                                    Shared Voting Power - 1,381,442
                                    Sole Dispositive Power - 0
                                    Shared Dispositive Power - 1,381,442

                                    WPVI:
                                    ----
                                    Sole Voting Power - 0
                                    Shared Voting Power - 1,461,842
                                    Sole Dispositive Power - 0
                                    Shared Dispositive Power - 1,461,842

                                    WP:
                                    --
                                    Sole Voting Power - 0
                                    Shared Voting Power - 2,923,685
                                    Sole Dispositive Power - 0
                                    Shared Dispositive Power - 2,923,685

                                    EMW:
                                    ---
                                    Sole Voting Power - 0
                                    Shared Voting Power - 2,923,685
                                    Sole Dispositive Power - 0
                                    Shared Dispositive Power - 2,923,685

     (c) On May 19, 1999, the Investors entered into a subscription agreement (the "Subscription Agreement") with the Company for the purchase of 2,597,403 shares of Common Stock at a price of US$19.25 per share.

     On February 29, 2000, WP entered into a Share Purchase Agreement with CIBC World Markets for the purchase of 47,773 shares of Common Stock of the Company. On that same date, Centralny Dom

Maklerski (the "Brokerage House") entered into another Share Purchase Agreement with and CIBC-Oppenheimer Corp. for the purchase of 278,509 shares of Common Stock of the Company. These shares were purchased for the account of WP, pursuant to a Service Agreement (the "Service Agreement") between the Brokerage House and WP. The aggregate purchase price paid by WP for the shares was US$7,178,204.

                              (d) Not Applicable

                              (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or
------- ------------------------------------------
        Relationships with Respect to Securities of the
        -----------------------------------------------
        Issuer:
        -------

     Joint Filing Agreement:
     ----------------------

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     Post-IPO Shareholders' Agreement #1
     -----------------------------------

     The Investors entered into a Post-IPO Shareholders' Agreement #1 (the "Shareholders' Agreement #1"), dated as of August 3, 1999, with certain shareholders of the Company. The Shareholders' Agreement #1 grants certain shareholders the right to appoint members to the supervisory board of the Company. The Investors have the right (i) to appoint one member to the supervisory board of the Company and (ii) to approve the nominee for chairman and vice chairman of the supervisory board, provided that the Investors continue to own an aggregate amount of 5% of the outstanding voting securities. The Investors have agreed to vote their shares in accordance with the terms of the Shareholders' Agreement #1.

     Post-IPO Shareholders' Agreement #1
     -----------------------------------

     The Investors have entered into a Post-IPO Shareholders' Agreement (the "Shareholders' Agreement #2", and together with Shareholders' Agreement #1, the "Shareholders' Agreements"), dated as of August 3, 1999, with certain shareholders and the Company. The Shareholders' Agreement #2 contains a right of first offer provision, which provides that any shareholder who is a party to the Shareholder Agreement must notify all other parties if it intends to sell shares of the Company. Upon such notification, each non-selling shareholder may elect to purchase the shares on the terms offered to the selling shareholder. If none of the parties makes an offer to purchase the shares, the selling shareholder may sell the shares to a third party.

     The parties to the Shareholders' Agreement agreed to cause the Company to sell, transfer, spin-off or otherwise dispose of its non-telecommunications businesses as soon as practicable after the IPO. The Shareholders' Agreement also contains a non-competition provision whereby the parties agreed, subject to certain exceptions, to refrain from investing, operating or managing any telecommunications entity in the territory of the Republic of Poland.

     The foregoing summaries of the Shareholders' Agreements are qualified in their entirety by reference to the Shareholders' Agreements, copies of which are set forth as Exhibits 4 and 5.

     Registration Rights Agreement
     -----------------------------

     The Investors have entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of August 3, 1999, by and between the Company, the Investors and the shareholders listed therein, granting the Investors a total of seven demand registrations and unlimited "piggyback" registrations of their shares under the Securities Act. The Registration Rights Agreement contains procedures for initiating such registrations, as well as exceptions to the Company's obligations. Subject to certain limitations specified in the Registration Rights Agreement, the Company will pay all expenses incidental to the registration.

     The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is set forth as Exhibit 6.

     The Share Purchase Agreement between WP and CIBC World Markets and the Share Purchase Agreement among Centralny Dom Maklerski and CIBC-Oppenheimer Corp., both dated as of February 29, 2000, and the Service Agreement are described in Item 5(c), supra.

     By virtue of the relationships among the Reporting Entities as described in
Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws. Lionel I. Pincus disclaims any beneficial ownership of the shares of Common Stock reported herein as being beneficially owned by the Reporting Entities.

Item 7. Material to Be Filed as Exhibits:
------  --------------------------------

     1. Joint Filing Agreement, dated as of March 17, 2000, by and among the Reporting Entities.

     2. Share Purchase Agreement, dated as of February 29, 2000, between WP and CIBC World Markets.

     3. Share Purchase Agreement, dated as of February 29, 2000, between Centralny Dom Maklerski and CIBC-Oppenheimer Corp.

     4. Shareholders' Agreement #1, dated as of August 3, 1999, by and between the Company, the Reporting Entities and the shareholders listed therein.

     5. Shareholders' Agreement #2, dated as of August 3, 1999, by and between the Company, the Reporting Entities and the shareholders listed therein.

     6. Registration Rights Agreement, dated as of August 3, 1999, by and between the Company, the Reporting Entities and the shareholders listed therein.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2000


                              WARBURG, PINCUS EQUITY PARTNERS, L.P.

                              By: Warburg, Pincus & Co., General Partner


                              By: /S/ Stephen Distler
                                  ------------------------------
                                  Stephen Distler, Partner


                              WARBURG, PINCUS VENTURES INTERNATIONAL, L.P.

                              By: Warburg, Pincus & Co., General Partner


                              By: /S/ Stephen Distler
                                  ------------------------------
                                  Stephen Distler, Partner


                              WARBURG, PINCUS NETHERLANDS EQUITY
                              PARTNERS I, C.V.

                              By: Warburg, Pincus & Co., General Partner


                              By: /S/ Stephen Distler
                                  ------------------------------
                                  Stephen Distler, Partner


                              WARBURG, PINCUS NETHERLANDS EQUITY
                              PARTNERS II, C.V.

                              By: Warburg, Pincus & Co., General Partner


                              By: /S/ Stephen Distler
                                  ------------------------------
                                  Stephen Distler, Partner

                              WARBURG, PINCUS NETHERLANDS EQUITY
                              PARTNERS III, C.V.

                              By: Warburg, Pincus & Co., General Partner


                              By: /S/ Stephen Distler
                                  ------------------------------
                                  Stephen Distler, Partner


                              WARBURG, PINCUS & CO.


                              By: /S/ Stephen Distler
                                  ------------------------------
                                  Stephen Distler, Partner


                              E.M. WARBURG, PINCUS & CO., LLC


                              By: /S/ Stephen Distler
                                  ------------------------------
                                  Stephen Distler, Member

                                                                      SCHEDULE I
                                                                      ----------

     Set forth below is the name, position and present principal occupation of each of the general partners of WP and members of EMW. WP is the sole general partner of WPEP, WPVI, WPNEPI, WPNEPII and WPNEPIII. Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                             GENERAL PARTNERS OF WP
                             ----------------------

----------------------------- --------------------------------------------------
                                  PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                     TO POSITION WITH WP, AND POSITIONS

            NAME                         WITH THE REPORTING ENTITIES
----------------------------- --------------------------------------------------
Joel Ackerman                 Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Harold Brown                  Partner of WP; Member and Senior Managing
                              Director of EMW LLC
----------------------------- --------------------------------------------------
W. Bowman Cutter              Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Cary J. Davis                 Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Stephen Distler               Partner of WP; Member, Managing Director and
                              Treasurer of EMW LLC
----------------------------- --------------------------------------------------
Stewart K. P. Gross           Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Patrick T. Hackett            Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Jeffrey A. Harris             Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
William H. Janeway            Partner of WP; Member and Senior Managing
                              Director of EMW LLC
----------------------------- --------------------------------------------------
Douglas M. Karp               Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Charles R. Kaye               Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Henry Kressel                 Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Joseph P. Landy               Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Sidney Lapidus                Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Kewsong Lee                   Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Jonathan S. Leff              Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Reuben S. Leibowitz           Partner of WP; Member and Managing Director
                              of EMW LLC

----------------------------- --------------------------------------------------
David E. Libowitz             Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Nancy Martin                  Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Edward J. McKinley            Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Rodman W. Moorhead III        Partner of WP; Member and Senior Managing
                              Director of EMW LLC
----------------------------- --------------------------------------------------
Howard H. Newman              Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Gary D. Nusbaum               Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Dalip Pathak                  Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Lionel I. Pincus              Managing Partner of WP; Managing Member,
                              Chairman of the Board and Chief Executive
                              Officer of EMW LLC
----------------------------- --------------------------------------------------
John D. Santoleri             Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Henry B. Schact               Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Steven G. Schneider           Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
James E. Thomas               Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
John L. Vogelstein            Partner of WP; Member and Vice Chairman of
                              EMW LLC
----------------------------- --------------------------------------------------
Elizabeth H. Weatherman       Partner of WP; Member and Managing Director
                              of EMW LLC
----------------------------- --------------------------------------------------
Pincus & Co.*
----------------------------- --------------------------------------------------
NL & Co.**
----------------------------- --------------------------------------------------


---------------------

* New York limited partnership; primary activity is ownership interest in WP and EMW LLC.

** New York limited partnership; primary activity is ownership interest in WP.


As of 12/14/99

                               MEMBERS OF EMW LLC
                               ------------------

----------------------------- --------------------------------------------------
                                   PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                    TO POSITION WITH EMW LLC, AND POSITIONS

                                          WITH THE REPORTING ENTITIES

          NAME
----------------------------- --------------------------------------------------
Joel Ackerman                 Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Frank M. Brochin (1)          Member and Managing Director of EMW LLC

----------------------------- --------------------------------------------------
Harold Brown                  Member and Senior Managing Director of EMW
                              LLC; Partner of WP
----------------------------- --------------------------------------------------
W. Bowman Cutter              Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Cary J. Davis                 Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Stephen Distler               Member, Managing Director, and Treasurer of
                              EMW LLC; Partner of WP
----------------------------- --------------------------------------------------
Tetsuya Fukagawa (2)          Member and Managing Director of EMW LLC
----------------------------- --------------------------------------------------
Stewart K. P. Gross           Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Patrick T. Hackett            Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Jeffrey A. Harris             Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Roberto Italia (3)            Member and Managing Director of EMW LLC
----------------------------- --------------------------------------------------
William H. Janeway            Member and Senior Managing Director of EMW
                              LLC; Partner of WP
----------------------------- --------------------------------------------------
Douglas M. Karp               Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Charles R. Kaye               Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Henry Kressel                 Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Rajiv B. Lall (4)             Member and Managing Director of EMW LLC
----------------------------- --------------------------------------------------
Joseph P. Landy               Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Sidney Lapidus                Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Jonathan S. Leff              Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Kewsong Lee                   Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Reuben S. Leibowitz           Member and Managing Director of EMW LLC;
                              Partner of WP

----------------------------- --------------------------------------------------
David E. Libowitz             Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Nicholas J. Lowcock (1)       Member and Managing Director of EMW LLC
----------------------------- --------------------------------------------------
John W. MacIntosh (5)         Member and Managing Director of EMW LLC
----------------------------- --------------------------------------------------
Nancy Martin                  Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Edward J. McKinley            Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
James McNaught-Davis (1)      Member and Managing Director of EMW LLC
----------------------------- --------------------------------------------------
Rodman W. Moorhead III        Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Howard H. Newman              Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Gary D. Nusbaum               Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Dalip Pathak                  Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Lionel I. Pincus              Managing Member, Chairman of the Board and
                              Chief Executive of EMW LLC; Managing
                              Partner of WP
----------------------------- --------------------------------------------------
John D. Santoleri             Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Henry B. Schact               Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Steven G. Schneider           Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Dominic H. Shorthouse (1)     Member and Managing Director of EMW LLC
----------------------------- --------------------------------------------------
Chang Q. Sun (6)              Member and Managing Director of EMW LLC
----------------------------- --------------------------------------------------
James E. Thomas               Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
John L. Vogelstein            Member and Vice Chairman of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Elizabeth H. Weatherman       Member and Managing Director of EMW LLC;
                              Partner of WP
----------------------------- --------------------------------------------------
Jeremy S. Young (1)           Member and Managing Director of EMW LLC
----------------------------- --------------------------------------------------
Pincus & Co.*
----------------------------- --------------------------------------------------

---------------------

(1) - Citizen of United Kingdom
(2) - Citizen of Japan
(3) - Citizen of Italy
(4) - Citizen of India
(5) - Citizen of Canada
(6) - Citizen of China

* New York limited partnership; primary activity is ownership interest in WP and EMW LLC

As of 12/14/99